EXHIBIT 99.1

                                  ALTAREX CORP.
                           1998 SECOND QUARTER REPORT

To our Shareholders:

At the end of April, AltaRex announced that it had refocused its operations to concentrate on its platform technology, Anti-idiotype Induction Therapy, or AIT(TM), for the immunotherapeutic treatment of cancer. During the second quarter of 1998 the Company made significant progress towards its goal of product commercialization utilizing the AIT(TM) technology.

A major step taken during the quarter was the establishment of AltaRex's Clinical Advisory Board, comprised of U.S. and Canadian oncologists who will play an important role in the strategy and design of our clinical trials programs. This distinguished group of individuals includes: Robert Ozols, M.D./Ph.D. (Chairperson), Senior Vice President for Medical Science at Fox Chase Cancer Center in Philadelphia and a member of the Oncologic Drugs Advisory Committee of the Food and Drug Administration (FDA); Roger Cohen, M.D., Associate Professor at the University of Virginia, Department of Medicine, Division of Hematology-Oncology, Director of the Clinical Trials Office and an Advisor and Consultant to the FDA Center for Biologics Evaluation and Research; Richard Margolese, M.D. Professor of the Department of Oncology, Herbert Black Chair in Surgical Oncology at McGill University and recipient of the Order of Canada and; Daniel Von Hoff, M.D., Director of the Institute for Drug Development at the Cancer Therapy and Research Center in San Antonio and President-elect of the American Society of Clinical Oncology.

AltaRex also announced the appointment of The Honourable Monique Begin and Dr. Jim A. Wright to its Board of Directors. Monique Begin is Professor emerita at the University of Ottawa and has served as the Dean of the Faculty of Health Sciences at the same institution. During her appointment as Minister of National Health and Welfare, Ms. Begin authored the Canada Health Act of 1984. Ms. Begin currently chairs the Management Committee of the Canadian Breast Cancer Research Initiative. Dr. Wright is Founder, President and Chief Scientific Officer of GeneSense Technologies, Inc. He is also Terry Fox Senior Scientist of the National Cancer Institute of Canada, Associate Director and Senior Scientist of the Manitoba Institute of Cell Biology and Professor of Microbiology, Biochemistry and Molecular Biology at the University of Manitoba.

We believe that the formation of a world-class Clinical Advisory Board and appointment of two prominent Board members will assist us tremendously in mapping the future direction of the Company.

On May 11th, AltaRex commenced operations from a U.S. subsidiary in Waltham, Massachusetts, a city west of Boston on Route 128. A number of AltaRex professionals have relocated to this office and are directing business development, clinical, regulatory, manufacturing, and investor relations efforts. Research, early product development and supporting staff will remain in Edmonton, Alberta, Canada.

Also in the second quarter, AltaRex initiated an open-label Phase II trial of its OvaRex(TM) immunotherapeutic antibody to treat late-stage ovarian cancer in women who have experienced disease relapse. This study, which is being conducted in Vancouver, is the second in a series of planned Phase II OvaRex(TM) trials and is designed to evaluate safety, clinical response and patient survival. By providing the Company with clinical response data in 1999, the additional Phase II studies will supplement the Company's ongoing Phase IIb trial. These trials are part of the Company's comprehensive strategy to evaluate the OvaRex(TM) drug for the treatment of distinct patient populations with late-stage ovarian cancer.

Patient accrual in AltaRex's 280 patient Phase IIb OvaRex(TM) trial is expected to accelerate as the Company now has 17 U.S. and 21 Canadian clinical centers operational. It is anticipated that six additional U.S. centers will be added to the program by the end of the third quarter. As of July 31st, AltaRex had 110 patients enrolled in this North American study. We expect that this trial will be completed in the first half of 2001.

In the second half of the year, the Company plans to initiate additional trials in different ovarian cancer patient populations with the goal of obtaining further data on the utility of the OvaRex(TM) immunotherapeutic antibody. The Company will also submit an Investigational New Drug application for its AIT(TM)-based BrevaRex(TM) product and plans to initiate a Phase I trial for cancer patients expressing the MUC-1 antigen. MUC-1 may be detectable in breast, prostate, pancreatic, renal, lung and colorectal cancer patients. The Company has made considerable progress in achieving its objectives this year and expects to continue to report on key milestones during the remainder of the year.

FINANCIAL HIGHLIGHTS

Revenues for the three months ended June 30, 1998 were $319,000 compared with $534,000 for the same period in 1997. For the first six months of 1998, revenues were $579,000 compared to $722,000 for the same period last year. The net decrease in both periods resulted from a reduction in research contract revenue in 1998.

The net loss for the three months ended June 30, 1998 was $2.6 million or $0.16 per share compared to a net loss of $873,000 or $0.06 per share for the same period in 1997. For the first six months of 1998, the net loss was $5.1 million or $0.31 per share compared to a net loss of $1.6 million or $0.10 per share for the same period last year. The increased net loss in both periods resulted from higher costs associated with clinical and product development activities and corporate functions supporting product commercialization efforts. The majority of these costs are attributable to the Company's lead product, the OvaRex(TM) drug, which is currently undergoing clinical trials.

Cash and short-term investments as at June 30, 1998 was $20.5 million compared with $25.8 million at June 30, 1997 and $22.6 million at March 31, 1998.

This quarterly report contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the forgoing, the words "believes", "plans", "intends", "expects" and similar expressions are intended to identify forward-looking statements. Such factors include, but are not limited to changing market conditions, completion of clinical trials, patient enrollment rates, uncertainty of preclinical trial results, the establishment of new corporate alliances, the timely development, regulatory approval and market acceptance of the Company's products, and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities.


 /s/ Richard E. Bagley
-------------------------
Richard E. Bagley
President & CEO

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
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In Canadian dollars, Unaudited)
                                                      Three Months Ended                               Six Months Ended
                                                            June 30                                         June 30
                                                            -------                                         -------
                                                   1998                   1997                    1998                    1997
                                                   ----                   ----                    ----                    ----
Revenue .....................................  $    319,432            $    533,931            $    579,373            $    721,829
                                               ------------            ------------            ------------            ------------

Research and development ....................     1,771,799               1,057,587               3,758,665               1,775,712
General and administration ..................     1,196,057                 348,908               1,921,111                 540,389
                                               ------------            ------------            ------------            ------------
                                                  2,967,856               1,406,495               5,679,776               2,316,101
                                               ------------            ------------            ------------            ------------

Net loss for the period .....................  $ (2,648,424)           $   (872,564)           $ (5,100,403)           $ (1,594,272)
                                               ============            ============            ============            ============

Net loss per common share ...................  $      (0.16)           $      (0.06)           $      (0.31)           $      (0.10)
                                               ------------            ------------            ------------            ------------

Weighted average number of
  common shares outstanding .................    16,502,613              15,460,435              16,495,541              15,420,108
                                               ============            ============            ============            ============



CONDENSED CONSOLIDATED BALANCE SHEET
(In Canadian dollars, Unaudited)
                                                                                                            As at June 30,
                                                                                                        1998            1997
                                                                                                        ----            ----
ASSETS
  Cash and short-term investments .............................................................   $20,498,261            $25,765,021
  Other current assets ........................................................................       424,080                358,211
  Capital assets, net .........................................................................     1,800,914                791,803
  Notes receivable ............................................................................       106,514                     --
                                                                                                  -----------            -----------
                                                                                                  $22,829,769            $26,915,035
                                                                                                  ===========            ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
  Current liabilities .........................................................................   $ 1,649,870            $   404,738
  Deferred lease credit .......................................................................       535,533                109,333
  Shareholders' equity ........................................................................    20,644,366             26,400,964
                                                                                                  -----------            -----------
                                                                                                  $22,829,769            $26,915,035
                                                                                                  ===========            ===========

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

CONSOLIDATED STATEMENT OF CASH FLOWS
(In Canadian dollars, Unaudited)
                                                                 Three Months Ended                       Six Months Ended
                                                                      June 30                                 June 30
                                                                      -------                                 -------
                                                             1998               1997                  1998                1997
                                                             ----               ----                  ----                ----
CASH USED IN OPERATING ACTIVITIES

Net loss                                                $ (2,648,424)        $   (872,564)          (5,100,403)        $ (1,594,272)
Add items not affecting cash:
  Depreciation and amortization                              137,109               56,553              259,494               98,837
  Amortization of deferred lease credit                       33,686)                  --              (64,686)                  --
Notes receivable                                             106,514)                  --             (106,514)                  --
Net change in non-cash working capital
  balances                                                   702,805              130,856              905,362             (118,499)
                                                        ------------         ------------         ------------         ------------
                                                          (1,948,710)            (685,155)          (4,106,747)          (1,613,934)
                                                        ------------         ------------         ------------         ------------

CASH USED IN INVESTING ACTIVITIES
Purchase of capital assets                                   232,627)            (243,101)            (477,640)            (426,097)
                                                        ------------         ------------         ------------         ------------
                                                            (232,627)            (243,101)            (477,640)            (426,097)
                                                        ------------         ------------         ------------         ------------

CASH PROVIDED BY FINANCING ACTIVITIES
Issue of common shares, net                                       --               80,960               36,000              469,103
Deferred lease credit                                         44,542              120,000               44,542              120,000
                                                        ------------         ------------         ------------         ------------
                                                              44,542              200,960               80,542              589,103
                                                        ------------         ------------         ------------         ------------

NET INCREASE (DECREASE) IN CASH
  AND SHORT-TERM INVESTMENTS                              (2,136,795)            (727,296)          (4,503,845)          (1,450,928)
CASH AND SHORT-TERM INVESTMENTS,
  BEGINNING OF PERIOD                                     22,635,056           26,492,317           25,002,106           27,215,949
                                                        ------------         ------------         ------------         ------------
CASH AND SHORT-TERM INVESTMENTS,
  END OF PERIOD                                         $ 20,498,261         $ 25,765,021         $ 20,498,261         $ 25,765,021
                                                        ============         ============         ============         ============